SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

R.V.B. Holdings Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M20512 10 5

(CUSIP Number)

HSN General Managers Holdings Limited Partnership
Museum Tower – 13th Floor
4 Berkovitz St.
Tel Aviv ISRAEL 64238
Telephone: 972 (3) 7770111
Attention: Giora Erdinast

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 24, 2011

(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: HSN General Managers Holdings Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS: H.S.N General Managers (2006) Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSON: Giora Erdinast I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

1	NAME OF REPORTING PERSON: A.B.N.D. Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO

1	NAME OF REPORTING PERSON: Yoav Harlap I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

1	NAME OF REPORTING PERSON: Eliezer Sivan1. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

1 Mr. Sivan holds his interest in HSN Limited Partnership in trust for DGS Holdings (Shipping) 1998 Ltd. ("DGS"), an Israeli company in which Mr. Sivan is a director.  DGS's address is 71 HaNadiv St., Hertselia, Israel. All of DGS's share capital is held by Mr. Sivan's children Shiri Hirsh-Sivan, Gal Sivan and Dan Sivan.

Explanatory Note

The following constitutes Amendment No.2 (“Amendment No.2”) to the Schedule 13D filed by H.S.N. General Managers Holdings Limited Partnership (“HSN”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2011, with respect to Ordinary Shares, par value NIS 1.00 per share, of R.V.B. Holdings Ltd. (f/k/a BVR Systems (1998) Ltd.) (the “Issuer”), as amended by Amendment No.1 to the Schedule 13D filed with the SEC on February 16, 2011. The purpose of this Amendment No.2 is to report on the sale of all of the holdings of HSN in the Issuer.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the following:

In accordance with the agreement, dated February 6, 2011, entered into between HSN and A.O. Tzidon (1999) Ltd. and Aviv Tzidon (collectively “Tzidon”) (as reported in the Schedule 13D/A filed on February 16, 2011), Tzidon purchased, on March 24, 2011, from HSN, all of its holdings in the Issuer, namely 20,000,000 Ordinary Shares, at a price per share of $0.214 and an aggregate consideration of $4,300,000.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by the following:

(a)	HSN Limited Partnership no longer holds any securities in the Issuer.

H.S.N General Managers (2006) Ltd. no longer holds any securities in the Issuer.

Giora Erdinast no longer holds any securities in the Issuer.

Eliezer Sivan no longer holds any securities in the Issuer.

ABND no longer holds any securities in the Issuer.

Yoav Harlap no longer holds any securities in the Issuer.

    (b)        None of the Reporting Persons has any voting power in the Issuer.

    (c)        Except for the transactions described herein, the Reporting Persons have not effected, directly or indirectly, any transactions in the Ordinary Shares of the Issuer during the sixty (60) days prior to the filing of this Statement on Schedule 13D.

    (d)        As of the date of the filing of this Statement, no person other than HSN Limited Partnership, directly, and H.S.N General Managers (2006) Ltd.,  Giora Erdinast, Eliezer Sivan, Yoav Harlap, and A.B.N.D. Investments Ltd., indirectly, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

    (e)        As of March 24, 2011, HSN Limited Partnership, H.S.N General Managers (2006) Ltd., Giora Erdinast, Eliezer Sivan, Yoav Harlap, and A.B.N.D. Investments Ltd. ceased to be beneficial owners of more than five percent of the issued share capital of the Issuer.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2011

1.             H.S.N General Managers Holdings Limited Partnership

By its General Partner, H.S.N General Managers (2006) Ltd.

/s/ Giora Erdinast

Giora Erdinast, Director

2.             H.S.N General Managers (2006) Ltd.

/s/ Giora Erdinast

Giora Erdinast, Director

3.             /s/ Giora Erdinast

Giora Erdinast

4.             /s/ Eliezer Sivan

Eliezer Sivan

5.           /s/Yoav Harlap

Yoav Harlap

6.             A.B.N.D Investments Ltd.

/s/ Nir Dor

Nir Dor, Director

JOINT FILING AGREEMENT

Joint Filing Agreement dated as of April 6, 2011, by and among HSN General Managers Holdings Limited Partnership and H.S.N General Managers (2006) Ltd., (together, the "Parties").

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the Parties hereto represents to the other that it is eligible to use Schedule 13D to report its beneficial interest in the ordinary shares, nominal value of NIS 1.00, of BVR Systems (1998) Ltd. beneficially owned and reported upon in the Schedule 13D to which this agreement is an exhibit ("Schedule 13D") by each of the above named Parties, and each of the above Parties files the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, but not for the completeness and accuracy of the information concerning the other Parties, except to the extent it knows or has reason to believe that such information is inaccurate.

HSN General Managers Holdings Limited Partnership By its General Partner H.S.N General Managers (2006) Ltd.
/s/ Giora Erdinast Giora Erdinast, Director
H.S.N General Managers (2006) Ltd.
/s/ Giora Erdinast Giora Erdinast, Director